SEC FILE NUMBER
001-36632
CUSIP NUMBER
290846 104
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING
(Check One): ☐ Form 10-K     ☐ Form 20-F     ☐ Form 11-K     ☒ Form 10-Q     ☐ Form 10-D
☐ Form N-CEN     ☐ Form N-CSR

For Period Ended: March 31, 2024
☐Transition Report on Form 10-K
☐Transition Report on Form 20-F
☐Transition Report on Form 11-K
☐Transition Report on Form 10-Q
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

EMCORE Corporation
Full Name of Registrant

N/A
Former Name if Applicable

450 Clark Drive
Address of Principal Executive Office (Street and Number)

Budd Lake, NJ 07828
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously disclosed in the Current Report on Form 8-K filed by EMCORE Corporation (“EMCORE” or the “Company”) with the Securities and Exchange Commission (the “SEC”) on May 2, 2024, Rex S. Jackson, the Chairperson of the Audit Committee (the “Audit Committee”) of

EMCORE’s Board of Directors (the “Board”), resigned from the Board effective April 29, 2024, and the Board appointed Cletus C. Glasener to serve as Chairperson of the Audit Committee effective May 2, 2024 (the “Audit Chair Appointment”). As previously disclosed in the Current Report on Form 8-K filed by EMCORE with the SEC on May 2, 2024, EMCORE announced a restructuring program (the "Restructuring") to implement cost reductions.

As a result of the Audit Chair Appointment and the Restructuring, along with extended one-time work activity related to the Restructuring, EMCORE was unable to complete its consolidated unaudited financial statement close process for the three-month period ended March 31, 2024, and therefore unable to compile in a timely manner, without unreasonable effort or expense, the consolidated financial information required to prepare its Quarterly Report on Form 10-Q for the quarter ended March 31, 2024 (the “Form 10-Q”) within the prescribed time period.

Although the Company has not completed the Form 10-Q, the Company expects that the financial statements in the Form 10-Q will be substantially consistent with the financial information reported in the earnings release the Company furnished as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed by EMCORE with the SEC on May 8, 2024 (the “Earnings Release”). Based on currently available information and consistent with its disclosures in the Company’s most recently filed Annual Report on Form 10-K for the fiscal year ended September 30, 2023, management anticipates that the Company will be disclosing in the Form 10-Q that the Company’s liquidity condition causes substantial doubt to exist about the Company’s ability to continue as a going concern for at least twelve months from the expected issuance date of the Form 10-Q. The Company expects that the Form 10-Q, along with the unaudited financial statements for the quarter ended March 31, 2024, will be filed as soon as possible within the 5-calendar day extension period provided by Rule 12b-25.

Cautionary Note Regarding Forward-Looking Statements

The information provided herein may include forward-looking statements within the meaning of federal securities laws. These forward-looking statements are based on the Company’s current expectations about future events. Such forward-looking statements include, without limitation: expectations regarding the filing of the Form 10-Q, including the timing thereof; expectations regarding the Company’s ability to continue as a going concern; and the expectation that the financial statements included in the Form 10-Q will be substantially consistent with the financial information in the Earnings Release. Additionally, all statements concerning future matters that are not historical are forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected including, without limitation: the risk that the review of the Company’s financial statements may not be able to be completed within the expected timeframe; and the risk that the financial statements included in the Form 10-Q differs from the financial information in the Earnings Release. You should not rely on these statements without also considering the risks and uncertainties associated with these statements and the Company’s business that are addressed in the Company’s filings with the SEC that are available on the SEC’s web site located at www.sec.gov, including the sections entitled “Risk Factors” in the Company’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. The Company does not intend to update any forward-looking statement to conform such statements to actual results or to changes in expectations, except as required by applicable law or regulation.

PART IV – OTHER INFORMATION

(1)Name and telephone number of person to contact in regard to this notification

Tom Minichiello	(626)	293-3400
(Name)	(Area Code)	(Telephone Number)

(2)Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☒ Yes ☐ No

(3)Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

EMCORE Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 13, 2024    By:    /s/ Tom Minichiello

        Name: Tom Minichiello
        Title: Chief Financial Officer